May 24, 2019

Wayne Anderson
President
Sylios Corp
501 1st Ave N., Suite 901
St. Petersburg, FL 33701

       Re: Sylios Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed May 15, 2019
           File No. 333-230824

Dear Mr. Anderson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2019 letter.

Registration Statement on Form S-1 filed May 15, 2019

Cover Page

1. We note that you have added disclosure indicating that the registration statement covers the resale by future shareholders of up to 6,750,000 shares of common stock "to be issued to future shareholders." Please revise your prospectus to clarify that you are registering the resale by your selling shareholders of 6,750,000 shares of common stock comprised of
       750,000 shares issuable upon conversion of your Series D Preferred Stock, 1,000,000 issuable upon the exercise of a warrant and 5,000,000 issuable upon conversion of convertible notes.
 Wayne Anderson
FirstName LastNameWayne Anderson
Sylios Corp
Comapany NameSylios Corp
May 24, 2019
May 24, 2019 Page 2
Page 2
FirstName LastName
Description of Business , page 4

2. We note your revised disclosure in response to prior comments 2 and 4 regarding the number of shares you hold in The Greater Cannabis Company, Inc. and AMDAQ Crop and reissue them in part. Please disclose the percentage interest of your equity investment in each of these entities and revise to eliminate disclosure regarding investments in which you are engaged to only a limited extent or tell us why you have included such disclosure despite your limited ownership. Please also disclose how you intend to provide funds to
         AMDAQ to be used to assist it in completing its "going public" event. For example, please disclose whether such funds will be provided as a loan or otherwise.
Risk Factors
Because directors and officers currently and for the foreseeable future will continue to control
Sylios Corp..., page 38

3. We note your revised disclosure stating that your President has "considerable control over the outcome of any matter brought before shareholders for a vote." Please further revise this risk factor to quantify the percentage of voting power held by your President, giving effect to his ownership of the Series D Preferred Stock.
Financial Statements, page F-1

4. Update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing.
Exhibits

5. Please file your unsecured convertible promissory notes that are in technical default and referred to in Note H to your consolidated financial statements or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
6. Please have counsel revise its opinion to accurately describe and quantify the shares of common stock offered by the selling shareholders. For example, please have counsel clarify that the 637,500 shares that are currently issued and outstanding "are"
         legally issued, fully paid and non-assessable and that the 6,750,000 shares of common stock comprised of 750,000 shares issuable upon conversion of your Series D Preferred
         Stock, 1,000,000 issuable upon the exercise of a warrant and 5,000,000 issuable upon conversion of convertible notes "will be" legally issued, fully paid and non-assessable.
General

7. We note you revised disclosure in response to prior comment 1. Please revise your registration fee table and your Selling Shareholders disclosure to make corresponding changes.

         You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Ethan Horowitz,
 Wayne Anderson
Sylios Corp
May 24, 2019
Page 3

Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763, with any other questions.



                                                          Sincerely,
FirstName LastNameWayne Anderson
                                                          Division of
Corporation Finance
Comapany NameSylios Corp
                                                          Office of Natural
Resources
May 24, 2019 Page 3
cc:       John E. Lux, Esq.
FirstName LastName